Exhibit 99.1

Obsidian Energy Announces Proposed Sale of its 55% Working Interest in the Peace River Oil Partnership

CALGARY, May 17, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce it has signed a purchase and sale agreement (the “Agreement”) to sell its 55% working interest in the Peace River Oil Partnership (“PROP”) for total consideration of approximately $97 million, before normal closing adjustments. Total consideration includes $85.8 million in cash and cash equivalents, with the remainder comprised of purchasers’ shares and the present value of additional liabilities. The Agreement is subject to financing and the terms of the partnership agreement which provides for a 30-day right of first refusal with an additional 15-day tag-along right to our partner. The effective date of the transaction is February 1, 2019 with an anticipated closing date on or about July 31, 2019. All figures are in Canadian dollars unless otherwise stated.

Strategic Rationale

Consistent with our previously announced strategy, this transaction divests a significant non-core, lower netback asset, reduces our overall corporate operating costs and allows the Company to focus on our Cardium assets. Along with the sale of PROP, the Company will be divesting other non-producing assets in the area, which reduces our total decommissioning liabilities. Proceeds will be used to strengthen our balance sheet by paying down debt, with additional consideration going towards growing our fast-cycle primary oil development program. Transaction metrics are outlined below:

Transaction Metrics
Transaction Value	$97 million
Production (1)	4,160 boe/d
Implied Production Multiple	$23,300/boe
Net Operating Income (“NOI”) (2)(3)	$15.0 million
Implied NOI Multiple	6.5x

(1)	Production is based on the estimated next twelve months
(2)	NOI is based on May 15th strip pricing for the estimated next twelve months
(3)	The term NOI is a non-GAAP measure. Please refer to the “Non-GAAP Measures Advisory” section below for further details.

Advisors

Scotiabank acted as financial advisor to Obsidian Energy with respect to this transaction.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures Advisory

NOI does not have a standardized meaning prescribed by IFRS and therefore is considered a non-GAAP measure; accordingly, it may not be comparable to similar measures provided by other issuers. NOI is the production amount of revenue less royalties, operating expenses, and transportation expenses.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the sale of our working interest in PROP and other non-producing assets in the area and the components of such a sale; the anticipated reduction to our total decommissioning liability; the use of proceeds; that the sale will allow us to focus on our Cardium assets; and the anticipated closing date for the transaction.

The key metrics for the Company set forth in this release may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and future-oriented financial information contained in this release are based on assumptions about future events based on management’s assessment of the relevant information currently available. In particular, this release contains projected operational and financial information for 2019 and beyond for the Company. The future-oriented financial information and financial outlooks contained in this presentation have been approved by management as of the date of this release. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of any material producing properties other than stated herein; the impact of the Alberta Government curtailment; our ability to execute our long-term plan and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility of non-completion of the transaction or delayed completion of the transaction due to financing risk by the purchaser; the possibility that approvals are not obtained for the transaction from regulators or partners on a timely basis or at all; the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com